

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2011

<u>Via Email</u>
Einar Agustsson
President, Chief Executive Officer and Director
Skajaquoda Group Inc.
1001 Society Drive
Claymont, Delaware 19703

> **Re:** **Skajaquoda Group Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2011**
> **File No. 333-176727**

Dear Mr. Agustsson:

We have reviewed your registration statement and response letter and have the following comments.

General

1. Please revise the registration statement to update the information throughout the prospectus as of the latest practicable date.

Selected Financial Information, page 5

2. Please update this section to provide statement of operations and balance sheet data as of September 30, 2011.

Management's Discussion and Analysis, page 23

3. You now disclose you may require up to $100,000 in additional financing to expand your operations as outlined in a table that follows. However, this table still shows that $200,000 is needed. You also state on pages 23 and 24 that $200,000 is needed. Please revise your filing accordingly.

Financial Statements

4. Please revise your statement of operations and statement of cash flows to include another column for the period from inception through September 30, 2011, as required by Rule 8-03(b)(6) of Regulation S-X.

You may contact Patricia Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief